Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is made pursuant to section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR with the United States Securities and Exchange Commission on November 17, 2022. Our ADSs, each representing two of our Class A ordinary shares, are listed on the Nasdaq in the United States under the symbol “QFIN”.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those ascribed to them in the Hong Kong prospectus of the Company dated November 18, 2022.

360 DigiTech, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 3660)

STABILIZING ACTIONS AND END OF STABILIZATION PERIOD

The Company announces that the stabilization period in connection with the Global Offering ended on December 23, 2022, being the 30th day after the last day for lodging applications under the Hong Kong Public Offering.

Citigroup Global Markets Asia Limited, as Stabilizing Manager, or any person acting for it during the stabilization period, has undertaken the following stabilizing actions:

(1)	over-allocations of an aggregate of 830,000 Class A ordinary shares in the International Offering, representing approximately 15% of the total number of the Offer Shares initially available under the Global Offering (before the exercise of the Over-allotment Option);

(2)	pursuant to the Stock Borrowing Agreement entered into between Citigroup Global Markets Limited and Splendid Tiger Limited, the borrowing of an aggregate of 830,000 Class A ordinary shares from Splendid Tiger Limited to cover over-allocations in the International Offering;

(3)	the successive purchases of an aggregate of 35,600 Class A ordinary shares at the price of HK$50.00 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Hong Kong Stock Exchange trading fee of 0.005% and the AFRC transaction levy of 0.00015%) on the market during the stabilization period. The last purchase made by the Stabilizing Manager or any person acting for it on the market during the course of the stabilization period was on November 29, 2022;

(4)	the successive sales of an aggregate of 35,600 Class A ordinary shares in the price range of HK$59.35 to HK$72.30 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Hong Kong Stock Exchange trading fee of 0.005% and the AFRC transaction levy of 0.00015%) on the market during the stabilization period. The last sale made by the Stabilizing Manager or any person acting for it on the market during the course of the stabilization period was on December 6, 2022 at the price of HK$66.3 per Class A ordinary share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027%, Hong Kong Stock Exchange trading fee of 0.005% and the AFRC transaction levy of 0.00015%); and

(5)	the exercise in full of the Over-allotment Option by the Joint Global Coordinators (for themselves and on behalf of the International Underwriters) on December 6, 2022 in respect of an aggregate of 830,000 Class A ordinary shares, representing approximately 15% of the total number of Offer Shares initially available under the Global Offering (before the exercise of the Over-allotment Option), to facilitate the return in full to Splendid Tiger Limited of the borrowed Class A ordinary shares under the Stock Borrowing Agreement which were used to cover over-allocations in the International Offering.

For details of the exercise of the Over-allotment Option, please refer to the announcement of the Company dated December 6, 2022.

By order of the Board
360 DigiTech, Inc.
Hongyi Zhou
Chairman of the Board

Hong Kong, December 23, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Hongyi Zhou, Mr. Haisheng Wu, Mr. Alex Zuoli Xu, Mr. Eric Xiaohuan Chen, Mr. Dan Zhao and Ms. Jiao Jiao as Directors; and Mr. Gang Xiao, Mr. Yongjin Fu and Mr. Andrew Y Yan as Independent Directors.

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